Exhibit 99.1
Shinhan Card’s Board made a resolution to increase in short-term borrowings.

On May 30, 2014, the board of directors of Shinhan Card, our wholly-owned card subsidiary, made a resolution to increase the issuance limit of Other Borrowings in short-term borrowings.

1. Purpose of borrowings: To increase the issuance limit of Electronic Short-term Bond.

2. Details of changes in total short-term borrowings

(KRW million)	Before borrowing	After borrowing

Commercial Paper	—	—

Borrowings from Financial Institutions*	430,000	430,000

Overdraft Limit*	1,536,000	1,536,000

Other Borrowings(Electronic Short-term Bond)*	1,600,000	2,500,000

Total Amount of Short-term Borrowings	3,566,000	4,466,000

• Above mentioned ‘Borrowings from Financial Institutions’, ‘Overdraft Limit’, and ‘Other Borrowings’ are issuance limit, not the actual amount of borrowings